July 23, 2024

Stephen Brady
Chief Executive Officer
Tempest Therapeutics, Inc.
2000 Sierra Point Parkway, Suite 400
Brisbane, California, 94005

       Re: Tempest Therapeutics, Inc.
           Registration Statement on Form S-3
           Filed July 19, 2024
           File No. 333-280918
Dear Stephen Brady:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Joshua Gorsky at 202-551-7836 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Jaime Chase